October 9, 2009

By Facsimile and By EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 S St. NE

Washington, DC

USA

20549

Dear Mr. Spirgel:

Re:

Plaintree Systems Inc.

Form 20-F for Fiscal Year Ended March 31, 2008

File No. 000-25872

___________________________________________________________________________

This letter is in response to your letter dated September 3, 2009 in which you requested additional information following the review of the information provided to you in our letter dated August 20, 2009.

For convenience, the text of item 1 of your September 3, 2009 letter has been set out below with the response of Plaintree Systems Inc. (“Plaintree” or “Company”) provided below the same.  Please note that the responses provided below in this letter should be read in conjunction with the responses provided in Plaintree’s previous letters to the SEC on the subject matter.  Also note, that Plaintree’s responses to items 2, 3 and 4 of your September 3, 2009 letter are not being addressed in this letter but will follow in due course following our telephone meeting on Tuesday October 13, 2009.

This letter focuses on the response to item 1 of your letter and more specifically the status of Plaintree as a variable interest entity (‘VIE’).  This response is being provided now in advance of the remaining responses as the issues are independent of each other and the Company views the VIE issue to be more material to it and its resolution to be more pressing.  As you are aware, the Company filed a Form 12b-25 on October 1, 2009 regarding its Form 20-F for the year ended March 31, 2009.  Accordingly, Plaintree requests that its response set out below be considered in an expedited fashion so as to allow it be in a position to file its Form 20-F on or before October 15, 2009.

Form 20-F for the Fiscal Year Ended March 31, 2008

Plaintree Systems Inc.

Notes to Unaudited Consolidated Pro-Forma Financial Statements

1.

Refer to your responses to comments 1, 2, 3 and 4.  We note in your response to comment 1 that you determined that the commencement of the provisions of management services to the affiliates of Targa during the quarter ended September 30, 2005 was a reconsideration event pursuant to paragraph 7c of FIN 46R.  As a result, you determined that Plaintree became a variable interest entity.  It is unclear to us how you concluded that the management services contract entered by Plaintree with affiliates of Targa increased Plaintree’s expected losses.  Specifically, it is unclear how the potential increase in the variability of the future cash flows significantly increased Plaintree’s expected losses.  It appears to us that the potential variability in future cash flows could potentially increase or decrease Plaintree’s profitability under the contract but would not increase Plaintree’s expected losses.  Therefore, it appears that Plaintree should not be considered a variable interest entity under FIN 46R.  Please review or advise in detail.  Please note that we will defer our review of your responses to comments 2, 3 and 4 until this issue is resolved.

Response:

In your prior letters dated July 24, 2009 and September 3, 2009, you expressed concern about whether the management services arrangement entered into between Plaintree Systems, Inc (“Plaintree”) and subsidiaries of Targa Group Inc (“Targa”), Plaintree’s largest sharehodler, in September 2005 was a reconsideration event under paragraph 7(c) of FIN 46R.  Although we continue to believe that the management services arrangement was a reconsideration event, it was but one of several other events (described below) that have occurred prior to the April 1, 2008 amalgamation with Hypernetics, Inc and 4439112 Canada, Inc. that constitute reconsideration events under paragraph 7 of FIN 46R.   We are concerned that the analysis taken on this issue may be getting too narrowly focused on the management services arrangement reconsideration event and it is important for this review to be broadened to include other equally important reconsideration events outlined below.

Between the date of its first involvement with Plaintree in Fiscal 2000 through to the date of the completion of the April 1, 2008 amalgamation, Targa made numerous investments in and provided other cash support to Plaintree.  These transactions are more fully described in Appendix A to this letter. Certain of these transactions individually constitute reconsideration events under paragraph 7 of FIN 46R and as a result of which Plaintree was a variable interest entity of which Targa was the primary beneficiary at the time of the completion of the amalgamation transaction.

In addition, we also believe that the totality of these arrangements (consummating with the amalgamation) provides evidence that Targa had an implicit variable interest in Plaintree (i.e., an implicit obligation to support the continued existence of Plaintree to maintain Plaintree’s tax loss carry forwards). In the absence of the continued support by Targa during this period, Plaintree would have failed. Of note in this regard, although FSP FIN 46R-5 was not effective until Targa’s first fiscal period beginning after March 3, 2005, the concept of an implicit interest has always existed in FIN 46R.

Paragraph 3 of FSP FIN 46R-5 describes an implicit variable interest, as follows:

“An implicit variable interest is an implied pecuniary interest in an entity that changes with changes in the fair value of the entity's net assets exclusive of variable interests. Implicit variable interests may arise from transactions with related parties, as well as from transactions with unrelated parties. Paragraph B10 of Interpretation 46(R) provides one example of an implicit variable interest; that is, an implicit agreement to replace impaired assets held by a variable interest entity that protects holders of other interests in the entity from suffering losses. …”

We submit that the existence of an implicit variable interest also constitutes a reconsideration event under paragraph 7 of FIN 46R because it (a) changed the characteristics of the equity at risk, (b) resulted in a new variable interest being exposed to the expected losses of Plaintree, and (c) provided evidence of Targa’s commitment to support Plaintree’s ongoing business activities (in absence of which Plaintree would have failed). Although the exact date of the creation of the implicit variable interest cannot be definitively determined, we submit it is clear that, as of the date of the amalgamation transaction, Plaintree was a variable interest entity of which Targa was the primary beneficiary.

In summary, we submit that prior to the date of the amalgamation, there were individual events that constituted reconsideration events under FIN 46R.  The combination of these events and circumstances supports the conclusion that Targa had an implicit obligation to support Plaintree. This conclusion leads to a determination that Plaintree was a variable interest entity of which Targa was the primary beneficiary. Based on this, it is submitted that the common control accounting adopted by the Company for the amalgamation was appropriate and in accordance with US GAAP.

***********

The Company also acknowledges the following:

(i)

the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the SEC;

(ii)

SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filings; and

(iii)

the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned if you have additional questions or require further clarification.

Yours truly,

Plaintree Systems Inc.

per:

s/”Lynn Saunders”

Lynn Saunders

Chief Financial Officer

Appendix A - Timeline of Targa’s involvement in Plaintree:

Notes:

(1)

Targa is a nonpublic enterprise with a March 31 year end.  Paragraph 35 of FIN 46R required a nonpublic entity to apply FIN 46R to “… all entities (created prior to December 31, 2003) by the beginning of the first annual period beginning after December 15, 2004.” Targa was, therefore, required to apply FIN 46R effective fiscal 2006, being its fiscal year beginning on April 1, 2005.

The timeline below, however, details Targa’s involvement in Plaintree from fiscal 2000, the date of Targa’s first involvement in Plaintree in order to highlight Targa’s continuing support of Plaintree throughout this period.

(2)

Paragraph 38 of FIN 46R, which sets out the transition requirements of FIN 46R, requires an   enterprise to make its “… determinations of (a) whether an entity is a variable interest entity and (b) which enterprise, if any, is a variable interest entity’s primary beneficiary …as of the date the enterprise became involved with the entity or, if events requiring reconsideration of the entity’s status or the status of its variable interest holders have occurred, as of the most recent date at which Interpretation 46 or Interpretation 46R would have required consideration.”

For the purposes of Targa’s initial adoption of FIN 46R, the most recent reconsideration date would have been February 2005. The timeline below, however, reviews the various reconsideration events that occurred during fiscal 2004, 2005 and 20061 in order to highlight our view that upon numerous triggering events Plaintree would have been considered a variable interest entity, and after each such event  Targa was its primary beneficiary and continued to be Plaintree’s primary beneficiary up to the date of the amalgamation.

Prior to 2000

Plaintree was founded in the early 1980’s and in 1993 went public on the Toronto Stock Exchange (TSX) and in 1995 on the NASDAQ.

Fiscal 2000

In January 2000, Plaintree was on the verge of insolvency and Targa acquired a 49% Common Share interest in Plaintree (34,526,284 common shares) in return for a guarantee to fund up to C$3,000,000 of Plaintree’s operating losses. The use of the credit facility was limited to the following specific purposes:

(a) C$1,600,000 to satisfy the amounts owed by Plaintree to its creditors under the court approved bankruptcy proposal, and

(b) C$1,400,000 to satisfy the direct operating losses of the Plaintree.

In March 2000, Plaintree completed a private placement of C$10,000,000 of special warrants tot the public at a price of C$1 per special warrant. Each warrant was exercisable into one common share of Plaintree.

At  March 31, 2000, Plaintree had total assets a carrying value of C$14,453,957. The average share price in March 2000 for Plaintree was US$1.45 and 73,216,732 common shares were outstanding, representing a market capitalization of approximately US$106 million.

Fiscal 2001

The 10,000,000 special warrants were all converted into common shares of Plaintree in July 2000.  In addition, during the year 400,000 agent compensation warrants were exercised and the Company issued 400,000 common shares for gross proceeds of C$436,000 less related issue costs of C$20,615.

Plaintree issued 1,197,137 common shares to Targa for C$1 the estimated fair value of the shares at the time of the transaction.

At March 31, 2001 Plaintree had total assets of C$9,337,260.The average share price in March 2001 for Plaintree was 0.44, and 86,059,869 common shares were outstanding, representing a market capitalization of approximately US$38 million.  Fiscal 2002

In December 2001, Plaintree issued on a private placement basis 3,911,765 common shares of the Company to Targa for aggregate gross proceeds of C$1,330,000.  This increased Targa’s Common Share ownership percentage of Plaintree from 37.2% to 39.4%.

At March 31, 2002 Plaintree had total assets with a carrying value of C$3,711,016. The average share price in March 2002 was US$0.15 and 90,221,634 common shares were outstanding, representing a market capitalization of approximately US$14 million.

Fiscal 2003

In April 2002, Plaintree’s Senior Officers agreed to defer payment of salaries providing evidence of implicit support as these senior officers are also majority shareholders of Targa.

In June 2002 ,Targa Electronic Systems Inc. (a wholly-owned subsidiary of Targa Group Inc.) entered into a secured operating credit facility of C$400,000 with Plaintree. At the time of the expiration of this credit facility in March 2003, Plaintree was in default under the facility with an outstanding amount due to Targa of C$266,321.

Up until March 2003, Plaintree leased facilities from a company controlled by Targa and lease arrears amounted to C$240,220. During 2003, Targa entered into a forbearance agreement with Plaintree whereby Plaintree agreed to repay the amounts owing and provided Targa with a security interest in the form of a mortgage on a property owned by Plaintree.

At March 31, 2003 Plaintree had assets with a carrying value  of C$540,414. The average share price in March 2003 was US$0.02 and 90,221,634 common shares were outstanding, representing a market capitalization of approximately US$1.8 million.

Fiscal 2004

Targa issued Plaintree a second secured credit facility of C$225,000 in April 2003.

In July 2003, Plaintree made an investment of C$20,000,000 in a general manufacturing partnership.  The investment was financed by a non-recourse secured credit facility of C$20,300,000 from a Canadian chartered bank.  Under the bank facility, Plaintree is required to pay the partnership to obtain a guarantee of the bank loan from the partnership.

In November 2003, Plaintree received cash under a loan agreement from Targa, of C$500,000. The Loan was secured by an already existing General Security Agreement held by Targa over Plaintree’s assets.

In December 2003, Targa exchanged its credit facility and other loaned amounts for Plaintree’s first secured convertible debenture agreement with Targa of C$900,000.

At March 31, 2004 Plaintree had assets with a carrying value of C$ 17,203,804. The average share price in March 2004 was US$0.11 and 90,221,634 common shares were outstanding, representing a market capitalization of approximately US$9.9 million.  The carrying value of shareholders’ equity was C$(540,137) at March 31, 2004 and there was a net loss of C$710,451 for the year.

FIN 46R Analysis:

There were reconsideration events under paragraphs 7(a) and 7(c) as a result of the provision by Targa of cash in the form of its loans to Plaintree as well as the investment in the general manufacturing partnership (a new activity) which was financed by the related bank loan.  At each of the dates of these reconsideration events, Plaintree had insufficient equity at risk under paragraph 5(a) of FIN 46R and was determined to be a variable interest entity and Targa was determined to be its primary beneficiary (from at least April 2003). This support by Targa allowed Plaintree to continue its activities; in the absence of this support Plaintree would have had no ongoing business activities because it would have failed. This continuing  support also provides evidence of Targa’s implicit obligation to support Plaintree.

Fiscal 2005

In February 2005, Plaintree completed an additional placement of secured convertible debentures for cash  with a principal value of C$220,000. All but C$38,760 was purchased by either Targa Group Inc. or Plaintree’s senior officers who also maintain senior positions with Targa.

At March 31, 2005 Plaintree had assets with a carrying value of C$11,283,912. The average share price in March 2005 was US$0.01 and 90,221,634 common shares were outstanding, representing a market capitalization of approximately US$0.9 million.  The carrying value of shareholders’ equity was C$(2,137,000) at March 31, 2005 and there was a net loss of C$1,897,084 for the year.

FIN 46R Analysis:

There was a reconsideration event under paragraphs 7(a) and 7(c) as a result of the issue of the convertible debentures during fiscal 2005.  At the date of this reconsideration event, Plaintree had insufficient equity at risk under paragraph 5(a) of FIN 46R and was determined to still be a variable interest entity and Targa was determined to still be its primary beneficiary. This support by Targa allowed Plaintree to continue its activities; in the absence of this support Plaintree would have had no ongoing business activities because it would have failed. This continuing support also provides further evidence of Targa’s implicit obligation to support Plaintree. .

Fiscal 2006

In April and June 2005 Plaintree issued an additional C$220,000 and C$145,000 of convertible debentures respectively for cash. All but C$109,000 was purchased by Targa or a subsidiary of Targa.

In September 2005, Plaintree entered into a management services agreement with subsidiaries of Targa to provide management services to those subsidiaries.

At September, 2005 Plaintree had assets with a carrying value of C$9,756,240. The closing share price on September 30, 2005 was US $0.01 and 90,221,634 common shares were outstanding representing a market capitalization of approximately US$0.9 million. The carrying value of shareholders’ equity was C$(2,769,777) at September 30, 2005 and there was a net loss of C$690,020 for the six months then ended.

FIN 46R Analysis:

There were reconsideration events under paragraphs 7(a) and 7(c) as a result of the issue of the convertible debentures and Plaintree entering into the management services agreement with Targa during fiscal 2006.  At each of the dates of these reconsideration events, Plaintree had insufficient equity at risk under paragraph 5(a) of FIN 46R and was determined to still be a variable interest entity and Targa was determined to still be its primary beneficiary.  This support by Targa allowed Plaintree to continue its activities; in the absence of this support Plaintree would have had no ongoing business activities because it would have failed. This continuing support also provides further evidence of Targa’s implicit obligation to support Plaintree.

Fiscal 2007

No significant changes.

Fiscal 2008

No significant changes prior to amalgamation on April 1, 2008.

______________________________________________________

1 Inclusion in this appendix of an analysis of events occurring prior to fiscal 2004 is not relevant to the conclusions reached.

Plaintree Systems Inc

90 Decosta Place • Suite 100 • Arnprior • Ontario • Canada • K7S 0B5 • Tel: 613 623 3434 • Fax: 613 623 4647

www.plaintree.com • sales@plaintree.com

Divisions of Plaintree Systems Inc − Hypernetics • Triodetic • Plaintree